8201 Corporate Drive, Suite 900 Landover, Maryland 20785	VIA EDGAR

March 25, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Mr. Matthew Crispino

Ms. Barbara C. Jacobs

Re:                             2U, Inc.

Registration Statement on Form S-1

File No. 333-194079

Acceleration Request

Requested Date:                              Thursday, March 27, 2014

Requested Time:                          4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-194079) (the “Registration Statement”) to become effective on March 27, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

2U, Inc.

By:	/s/ Todd J. Glassman

Todd J. Glassman
General Counsel

cc:                                Christopher J. Paucek, 2U, Inc.

Catherine Graham, 2U, Inc.

Brent B. Siler, Cooley LLP

Darren DeStefano, Cooley LLP

Brian F. Leaf, Cooley LLP

William J. Schnoor, Goodwin Procter LLP

Michael J. Minahan, Goodwin Procter LLP

Gregg L. Katz,  Goodwin Procter LLP